UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒      ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

☐         TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission File Number 001 — 32205

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

CBRE 401 (k) PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CBRE Group, Inc.

400 South Hope Street, 25th Floor

Los Angeles, California 90071

REQUIRED INFORMATION

The Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013, the Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2014 and 2013 and the related notes to these financial statements and supplemental schedule, together with the Report of Independent Registered Public Accounting Firm and the Consent of Independent Registered Public Accounting Firm, are attached and filed herewith.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CBRE 401(k) PLAN

Date: June 26, 2015	/s/ JAMES GROCH
James Groch
Chief Financial Officer (principal financial officer)

Date: June 26, 2015	/s/ GIL BOROK
Gil Borok
Chief Accounting Officer (principal accounting officer)

CBRE 401(k) PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2014 and 2013	3

Notes to Financial Statements	4—12

SUPPLEMENTAL SCHEDULE—Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2014	14

NOTE:          All other supplemental schedules have been omitted because they are not applicable or are not required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

EXHIBITS

Exhibit 23.1—Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee and Participants

CBRE 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the CBRE 401(k) Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP

Dallas, Texas

June 26, 2015

CBRE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2014 AND 2013

	2014	2013

ASSETS:
Participant-directed investments - at fair value	$1,288,591,106	$1,138,404,989

Receivables:
Notes receivable from participants	15,343,406	14,411,532
Employee contributions	—	307,669
Employer contributions	—	184,033

Total receivables	15,343,406	14,903,234

Cash	1,697,278	627,367

Total Assets	1,305,631,790	1,153,935,590

LIABILITIES:
Excess contributions refundable	—	1,123,074

Total Liabilities	—	1,123,074

NET ASSETS AVAILABLE FOR BENEFITS BEFORE ADJUSTMENTS TO CONTRACT VALUE	1,305,631,790	1,152,812,516

Adjustments from fair value to contract value for fully benefit- responsive investment contracts	(1,058,744)	(515,734)

NET ASSETS AVAILABLE FOR BENEFITS	$1,304,573,046	$1,152,296,782

See accompanying notes to the financial statements.

CBRE 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
ADDITIONS:
Contributions:
Employee deferral contributions	$103,854,011	$86,958,730
Employer contributions	23,158,299	15,940,312
Rollover contributions	25,451,493	10,557,150

Total contributions	152,463,803	113,456,192

Investment income:
Net appreciation in fair value of investments	38,640,770	167,048,161
Interest income	151,474	331,924
Dividend income	51,381,410	29,284,798

Net investment income	90,173,654	196,664,883

Interest income on notes receivable from participants	660,742	594,654

Total additions, net	243,298,199	310,715,729

DEDUCTIONS:
Benefits paid to participants	90,676,519	92,033,970
Administrative expenses	345,416	412,455

Total deductions	91,021,935	92,446,425

NET INCREASE IN NET ASSETS	152,276,264	218,269,304

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,152,296,782	934,027,478

End of year	$1,304,573,046	$1,152,296,782

See accompanying notes to the financial statements.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

1.                      DESCRIPTION OF PLAN

The following description of the CBRE 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and related amendments for a more complete description of the Plan’s provisions. The Plan is sponsored by CBRE Services, Inc. (“CBRE Services” and “Plan Sponsor”), which is a subsidiary of CBRE Group, Inc. (“CBRE Group”).  CBRE Services, CBRE Group, and other subsidiaries of CBRE Group are hereinafter referred to collectively as the “Company”.

General—The Plan is a defined contribution savings plan, which provides retirement benefits for eligible employees of the Company who elect to participate. The Plan became effective on April 19, 1989. Most of the Company’s non-union U.S. employees, other than qualified real estate agents having the status of independent contractors under section 3508 of the Internal Revenue Code of 1986, as amended (“IRC”), are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration—The Plan is administered by the Administrative Committee (the “Committee”) appointed by the Chief Executive Officer (“CEO”) of the Company. The Committee has been given all powers necessary to carry out its duties, including, but not limited to, the power to administer and interpret the Plan, monitor the performance of the Plan investment funds and make recommendations to the CEO for vendor changes. Merrill Lynch Pierce, Fenner & Smith, Inc. (“Merrill Lynch”) is the Plan’s recordkeeper.

Trustee— Bank of America, N.A. (“Bank of America”) serves as trustee for all the Plan’s assets with the exception of the life insurance policies (see Note 5).  CBRE Services serves as trustee for the life insurance policies.

Employee Contributions—Participants in the Plan may elect to contribute from 1% to 75% of their eligible pre-tax compensation through payroll deferrals, subject to certain IRC limitations. The Committee and the IRC may limit the percentage of eligible compensation that highly compensated employees may contribute. Participants are also allowed to contribute amounts distributed from other tax-qualified plans to the Plan. Participants may invest up to 25% of their Plan accounts in the CBRE Stock Fund, which is a unitized fund that includes shares of the Company’s common stock and interest-earning cash for pending transactions and includes accruals for income earned and benefits payable.

Employer Contributions—The Plan allows the Company to make matching contributions to the Plan. For the year ended December 31, 2014, the Company matched its employee’s contributions up to 50% of the first 4% of the employee’s annual compensation (up to $150,000 of compensation), which match amounted to $23,158,299 in the aggregate.  For the year ended December 31, 2013, the Company matched its employee’s contributions up to 50% of the first 3% of the employee’s annual compensation (up to $150,000 of compensation), which match amounted to $15,940,312 in the aggregate.  Effective January 1, 2015, the Company will match its employee contributions up to 50% of the first 5% of the employee’s annual compensation (up to $150,000 of compensation).  The Plan also provides for discretionary profit-sharing contributions by the Company for certain employees of CBRE Clarion Securities, LLC (“CBRE Clarion”).

Participant Accounts—Each participant’s account is credited with the participant’s contributions, an allocation of Company contributions and investment earnings (or losses) thereon, and charged certain administrative expenses. Allocations of earnings are based on participant account balances in an investment. The overall benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting— Participants are immediately vested in all voluntary contributions, participant rollover contributions from other qualified plans and earnings (or losses) thereon, as well as the Company matching contributions in participants’ accounts as of December 31, 2006.  Effective January 1, 2007, Company matching contributions vest 20% per year over five years, and participants become immediately fully vested in Company matching contributions upon reaching age 65, permanent disability or death, in each case if employed by the Company at that time.  There are three exceptions for vesting in Company matching contributions:

1.	Participants who had been Company employees for at least three calendar years prior to April 1, 2007 received immediate vesting in all then current and future Company contributions.
2.

Participants with amounts transferred from the Trammell Crow Company Retirement Savings Plan (which merged with the Plan on July 1, 2007, subsequent to the Company’s acquisition of Trammell Crow Company) become 100% vested upon reaching age 55 while still employed by the Company, regardless of years of service.

3.

Former participants in the CBRE Clarion 401(k) Plan, which merged into the Plan effective January 1, 2013, receive immediate vesting in Company matching contributions. Profit-sharing contributions by the Company to CBRE Clarion employees vest over six years, with immediate full vesting upon reaching age 65, permanent disability or death, in each case if employed by the Company at that time.

Upon termination of employment with the Company, participants forfeit any portion of Company contributions that has not yet vested.

Forfeited Accounts—Forfeited accounts are invested in a money market fund and included in participant-directed investments in the accompanying Statements of Net Assets Available for Benefits.  These accounts are used to pay expenses of the Plan or to reduce future Company contributions. During the year ended December 31, 2014, accounts totaling $863,528 were forfeited and $971,606 (which $971,606 was in part funded out of prior-year unused forfeited account balances) was used to reduce Company contributions.  During the year ended December 31, 2013, accounts totaling $718,172 were forfeited and $609,305 was used to reduce Company contributions.  As a result, at December 31, 2014 and 2013, forfeited nonvested account balances totaled $12,483 and $120,561, respectively.

Payment of Benefits and Withdrawals—Participants are entitled to the balance of their vested accounts upon retirement, termination of employment, disability or death. The Plan also provides for withdrawals due to hardship, subject to certain limitations, from rollover accounts, and after attaining age 59-1/2. Distributions are primarily made in a single lump-sum cash payment equal to the balance of the participants’ accounts.

Notes Receivable from Participants—Participants may elect to borrow from their accounts up to a maximum of $50,000, not to exceed 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the loan fund. Participant loans are to be repaid through payroll deductions over a period not to exceed five years. The loans are secured by the balance in the participant’s account and bear interest at a rate as determined by the Committee. Outstanding loans at December 31, 2014 and 2013 have interest rates ranging from 3.25% to 10.25% and mature on various dates through January 2020.

Cash— The cash balances represent: (1) contributions received from participants but not yet allocated to participant-directed investments; and (2) funds from liquidated participant-directed investments that still remain payable to participants.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition— The Plan’s investments are stated at fair value.

Shares of mutual funds are valued at quoted market prices.

Investments in the Northern Trust Collective S&P 500 Index Fund (“Northern Trust”) are stated at the net asset value (“NAV”) of shares held by the Plan as of December 31, 2014 and 2013. The NAV, as provided by the trustee for Northern Trust, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by each fund less its liabilities.

Investment contracts held by a defined contribution savings plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Invesco Stable Value Retirement Fund (“Retirement Trust”) is a collective trust which invests the majority of its assets in the Invesco Stable Value Trust (“Stable Value Trust”) and synthetic investment contracts (“SICs”).  The Stable Value Trust invests principally in guaranteed interest contracts (“GICs”) issued by insurance companies, investment contracts issued by banks, SICs issued by banks, insurance companies and other issuers, securities supporting such SICs, and other similar instruments which are intended to maintain a constant net asset value.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.  The investment in the Retirement Trust is valued at net unit value based on the fair value of the collective trust’s underlying investments using information reported by the investment advisor.

A portion of the Plan is invested in shares of the CBRE Group’s common stock, which is valued at its quoted market price on the New York Stock Exchange. The value of CBRE Group’s common stock was $34.25 and $26.30 per share as of December 31, 2014 and 2013, respectively, which represented the quoted market price of CBRE Group common stock as of those dates.  The Plan held 1,292,276 and 1,263,146 shares of common stock of CBRE Group, with a cost basis of $19,137,688 and $16,957,520, as of December 31, 2014 and 2013, respectively.  During the years ended December 31, 2014 and 2013, the Plan did not earn any dividend income from CBRE Group’s common stock.

Life insurance policies are valued at cash surrender value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Net appreciation in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.

Management fees and operating expenses of the Plan’s investment funds are paid by the investment funds. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.  A portion of the management fees for certain investment funds is returned to the Plan to pay administrative expenses or be allocated to participants, which practice is commonly referred to as “revenue sharing”.

Revenue Sharing— Total revenue sharing, including interest, was $1,457,831 in 2014 and $1,183,602 in 2013.  Revenue sharing was first used to pay the fees of Merrill Lynch and its affiliates, aggregating $882,194 in 2014 and $746,485 in 2013.  The balance was placed in an “ERISA Account”.  The ERISA Account is invested in a money market fund and included in participant-directed investments in the accompanying Statements of Net Assets Available for Benefits.  On December 20, 2012, the Plan was amended to allow for the calculated excess in the ERISA Account, as determined by the Committee, to be allocated to participant accounts pro rata in proportion to their account balances.  As a result, $86,000 and $260,000 were taken out of the ERISA Account and allocated to participant accounts on February 14, 2014 and February 27, 2013, respectively.  In addition, administrative expenses were paid out of the ERISA Account in the amount of $306,141 in 2014 and $368,780 in 2013.  The balance of the ERISA Account was $321,212 and $137,716 as of December 31, 2014 and 2013, respectively.

Notes Receivable from Participants—Participant loans are valued at their amortized cost, which represents the unpaid principal balance plus accrued interest. Interest income is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits—Benefits are recorded when paid.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results may differ significantly from those estimates.

Risks and Uncertainties—The Plan invests in various securities, including mutual funds, common/collective trusts and CBRE Group common stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements and accompanying notes.

The Plan invests through mutual funds in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, potentially less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

3.       FAIR VALUE MEASUREMENTS

The “Fair Value Measurements and Disclosures” Topic of the Financial Accounting Standards Board Accounting Standards Codification (“Topic 820”) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.  Topic 820 also establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value.  This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs.  The three levels of inputs used to measure fair value are as follows:

•    Level 1 - Quoted prices in active markets for identical assets and liabilities.

•    Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•    Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  This includes certain pricing models, discounted cash flow methodologies and similar techniques that use unobservable inputs.

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement.  There were no transfers in or out of Level 1 and Level 2 during the years ended December 31, 2014 and 2013.

The following table sets forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2014 and 2013:

	December 31, 2014
	Fair Value Measured and Recorded Using
	Level 1	Level 2	Level 3	Total

Mutual funds
Growth funds	$266,738,667	$—	$—	$266,738,667
Balanced funds	282,467,626	—	—	282,467,626
Blended funds	176,405,916	—	—	176,405,916
Value funds	98,133,904	—	—	98,133,904
International funds	89,884,286	—	—	89,884,286
Intermediate-term bond fund	41,063,279	—	—	41,063,279
Money market fund	53,685,758	—	—	53,685,758
CBRE Group common stock	44,260,453	—	—	44,260,453
Common/collective trusts	—	235,408,228	—	235,408,228
Life insurance policies	—	542,989	—	542,989

Total	$1,052,639,889	$235,951,217	$—	$1,288,591,106

	December 31, 2013
	Fair Value Measured and Recorded Using
	Level 1	Level 2	Level 3	Total

Mutual funds
Growth funds	$250,521,727	$—	$—	$250,521,727
Balanced funds	227,345,624	—	—	227,345,624
Blended funds	161,275,759	—	—	161,275,759
Value funds	73,949,582	—	—	73,949,582
International funds	91,103,256	—	—	91,103,256
Intermediate-term bond fund	35,951,702	—	—	35,951,702
Money market fund	52,207,943	—	—	52,207,943
CBRE Group common stock	33,220,740	—	—	33,220,740
Common/collective trusts	—	212,271,990	—	212,271,990
Life insurance policies	—	556,666	—	556,666

Total	$925,576,333	$212,828,656	$—	$1,138,404,989

The following table summarizes the Plan’s investments in common collective trusts with a reported fair value using NAV per share:

	Fair Value as of December 31,		Unfunded	Redemption	Redemption
	2014	2013	Commitment	Frequency	Notice Period

Northern Trust Collective S&P 500 Index Fund	$170,951,652	$147,289,528	$—	Daily	None
Invesco Stable Value Retirement Fund	$64,456,576	$64,982,462	$—	Daily	None

4.                      INVESTMENTS

The following investments as of December 31, 2014 and 2013 represent 5% or more of the Plan’s net assets available for benefits:

	2014		2013

Northern Trust Collective S&P 500 Index Fund	$170,951,652		$147,289,528
Wells Fargo Advantage Small Cap Growth Fund	92,321,535		86,733,134
Blackrock Equity Dividend Fund	89,042,402		83,024,279
Vanguard Target Retirement 2025 Fund	77,216,614		66,149,348
Goldman Sachs Growth Opportunities Fund	73,763,266		68,583,308
American Century Mid Cap Value Fund	66,793,400		47,018,137	**
American Europacific Growth Fund	65,723,110		61,180,225
The Oakmark Equity & Income Fund	65,228,673		62,036,432
Invesco Stable Value Retirement Fund	64,456,576	*	64,982,462

*     This investment did not represent 5% or more of the Plan's net assets available for benefits as of December 31, 2014.  Included for comparative purposes.

**    This investment did not represent 5% or more of the Plan's net assets available for benefits as of December 31, 2013.  Included for comparative purposes.

During the years ended December 31, 2014 and 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2014	2013

Mutual funds	$7,985,211	$123,185,509
Common/collective trusts	20,461,643	35,714,585
CBRE Group common stock	10,207,593	8,156,047
Life insurance policies	(13,677)	(7,980)

Net appreciation of investments	$38,640,770	$167,048,161

5.                      LIFE INSURANCE POLICIES

When the Trammell Crow Company Retirement Savings Plan merged into the Plan, some of the transferred assets consisted of life insurance policies issued by Great-West Life & Annuity Insurance Company (“Great-West”).  These policies are owned by CBRE 401(k) Life Insurance Trust with CBRE Services, as trustee, for the benefit of the participants insured and may be distributed or surrendered at the participant’s direction.  Premiums are paid out of dividends and the cash surrender value of the specific insured’s insurance policy.  Upon distribution of a participant’s total vested account balance, the policy must also be distributed to the participant or surrendered.  These contracts are fully allocated to the insured participant’s rollover account.  These contracts are included at cash surrender value within Plan assets in the accompanying financial statements.  These policies had a face value of $4,850,000 as of both December 31, 2014 and 2013.

6.                      NON-DISCRIMINATION TESTING

The Plan Sponsor determined that the Plan passed the IRC Section 401(k) Non-Discrimination for Employee Deferrals test with respect to the year ended December 31, 2014.  The Plan Sponsor determined that the Plan did not pass the IRC Section 401(k) Non-Discrimination for Employee Deferrals test with respect to the year ended December 31, 2013.  In order to correct the noncompliance for 2013, the Plan refunded excess contributions in the amount of $1,123,074 to certain highly compensated participants in March of 2014.

7.                      EXEMPT PARTY-IN INTEREST TRANSACTIONS

Certain of the Plan’s investments are funds managed by the Plan’s trustee  or its affiliates.  As a result, these transactions qualify as exempt party-in-interest transactions.  In addition, the Plan invests in shares of common stock in CBRE Group, of which the Plan Sponsor is a subsidiary. As a result, these transactions also qualify as exempt party-in-interest transactions.

8.                      ADMINISTRATIVE EXPENSES

The Plan provides that administrative expenses shall be paid by the Plan unless the Company, in its discretion, pays the expenses.  Many of the Plan’s administrative expenses, including the fees of the recordkeeper and trustee, are paid by the Plan, via revenue sharing (see Note 2).  A few expenses, such as review and processing of qualified domestic relations orders, are paid by the Plan and charged to participant accounts.

9.                      TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated August 28, 2007 that the Plan and related trust were designed in accordance with applicable regulations of the IRC.  The Plan is also designed to be tax-qualified under the Puerto Rico Internal Revenue Code.

The Plan has been amended since receiving the initial determination letter from the IRS. The IRS determined and informed the Company by letter dated August 1, 2014, that the Plan and related trust, including amendments made through June 2014, are designed and operated in compliance with the applicable regulations of the IRC and as such, the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

10.                               PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions or to terminate the Plan at any time, subject to the provisions of ERISA and the IRC.  In the event of Plan termination, participants would become 100% vested in their employer contributions.

11.               RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2014 and 2013, as reported in the financial statements to Schedule H on the Plan’s Form 5500:

	2014	2013

Net assets available for benefits per the financial statements	$1,304,573,046	$1,152,296,782
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	1,058,744	515,734
Participant loans in default - deemed distributions	(1,213,023)	(969,324)

Net assets available for benefits per the Form 5500	$1,304,418,767	$1,151,843,192

The following is a reconciliation of the net increase in net assets available for benefits for the years ended December 31, 2014 and 2013, as reported in the financial statements to Schedule H on the Plan’s Form 5500:

2014

Net increase in assets per the financial statements	$152,276,264
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of December 31, 2014	1,058,744
Reverse adjustment from contract value to fair value for fully benefit-responsive investment contracts as of December 31, 2013	(515,754)
Increase in participant loans in default - deemed distributions	(243,699)

Net increase in assets per Form 5500	$152,575,555

2013

Net increase in assets per the financial statements	$218,269,304
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of December 31, 2013	515,734
Reverse adjustment from contract value to fair value for fully benefit-responsive investment contracts as of December 31, 2012	(2,212,310)
Decrease in participant loans in default - deemed distributions	635,389

Net increase in assets per Form 5500	$217,208,117

* * * * *

SUPPLEMENTAL SCHEDULE

CBRE 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014

		(c)
	(b)	Description of Investment,		(e)
	Identity of Issue, Borrower,	Including Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

	American Century Mid Cap Value Fund	Mutual Fund	**	$66,793,400
	American Europacific Growth Fund	Mutual Fund	**	65,723,110
	AMG Skyline Special Equities Fund	Mutual Fund	**	31,340,504
	Blackrock Equity Dividend Fund	Mutual Fund	**	89,042,402
	Blackrock Strategic Income Opportunities Fund	Mutual Fund	**	362,876
	Dreyfus Bond Market Index Basic Shares	Mutual Fund	**	41,063,279
	Goldman Sachs Growth Opportunities Fund	Mutual Fund	**	73,763,266
	Oakmark Global Fund	Mutual Fund	**	52,788,833
	Oppenheimer Developing Markets	Mutual Fund	**	14,825,923
	Pimco Total Return Fund Institutional Class	Mutual Fund	**	34,930,756
	Prudential Jennison Natural Resources Fund	Mutual Fund	**	5,533,949
	RS Technology Fund	Mutual Fund	**	6,439,979
	The Oakmark Equity & Income Fund	Mutual Fund	**	65,228,673
	Vanguard Target Retirement 2010 Fund	Mutual Fund	**	2,294,461
	Vanguard Target Retirement 2015 Fund	Mutual Fund	**	30,932,602
	Vanguard Target Retirement 2020 Fund	Mutual Fund	**	22,108,948
	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	77,216,614
	Vanguard Target Retirement 2030 Fund	Mutual Fund	**	19,959,356
	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	55,418,286
	Vanguard Target Retirement 2040 Fund	Mutual Fund	**	14,403,688
	Vanguard Target Retirement 2045 Fund	Mutual Fund	**	36,590,489
	Vanguard Target Retirement 2050 Fund	Mutual Fund	**	10,560,970
	Vanguard Target Retirement 2055 Fund	Mutual Fund	**	3,611,761
	Vanguard Target Retirement Income Fund	Mutual Fund	**	9,370,451
	Voya Global Real Estate Fund	Mutual Fund	**	7,393,083
	Voya Real Estate Fund	Mutual Fund	**	2,404,954
	Wells Fargo Advantage Small Cap Growth Fund	Mutual Fund	**	92,321,535
	Wells Fargo Advantage Emerging Markets Fund	Mutual Fund	**	22,269,530

	Total Mutual Funds			954,693,678

*	Northern Trust Collective S&P 500 Index Fund	Common/Collective Trust	**	170,951,652
*	Invesco Stable Value Retirement Fund	Common/Collective Trust	**	64,456,576

	Total Common/Collective Trusts			235,408,228

*	Bank of America Merrill Lynch Money Market Account	Money Market Fund	**	53,685,758

*	CBRE Group, Inc. Stock Fund	Common Stock	**	44,260,453

	Great-West Life & Annuity Insurance Company	Life insurance policies	**	542,989

*	Notes Receivable From Participants	Interest rates of 3.25% to 10.25% (Maturity dates from January 2015 to January 2020)	**	15,343,406

	Total Investments			$1,303,934,512

*                                         Exempt party-in-interest

**                                  Cost information is not required for participant-directed investments and therefore is not included.

See accompanying report of independent registered public accounting firm.